SEC
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MAR 0 1 2017

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SECURITI

17006198

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Torino Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 37rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Hirsch - 212-661-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC
(Name – *if individual, state last, first, middle name*)

6 East 45th Street, 10th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jorge Piedrahita, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Torino Capital, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANILLE AJODHA
Notary Public - State of New York
NO. 01AJ6343415
Qualified in New York County
My Commission Expires Jun 13, 2020

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Torino Capital, LLC
New York, New York

We have audited the accompanying consolidated statement of financial condition of Torino Capital, LLC (a New York corporation) and its wholly owned subsidiary as of December 31, 2016, and the related consolidated statements of operations, changes in member's equity, changes in subordinated borrowings, and cash flows for the year then ended. These consolidated financial statements are the responsibility of Torino Capital, LLC's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Torino Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of Torino Capital, LLC's consolidated financial statements. The supplemental information is the responsibility of Torino Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

As discussed in Note 2 to the consolidated financial statements, at December 31, 2016 the Company was not in compliance with its net capital requirements under 17 C.F.R. §240.15c3-1 resulting in a net capital deficiency. Management's plans with respect to this non-compliance is also discussed in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. As of February 21, 2017, the date the consolidated financial statements were available for issuance, the Company is in compliance with its net capital requirements.

Adeptus Partners LLC

New York, New York
February 21, 2017

Offices:
Maryland
New York City
Long Island
New Jersey

Torino Capital, LLC
Consolidated Statement of Financial Condition
December 31, 2016

ASSETS		
Cash	$	1,573
Accounts receivable		8,006
Securities owned, at fair value		9,685
Due from clearing brokers, net		975,968
Bond coupon receivable		2,756
Prepaid expenses		63,610
Clearing deposits		500,000
Rental security deposits		149,324
Premises and equipment, net		56,805
TOTAL ASSETS	$	1,767,727
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	160,718
Commissions payable		67,436
Bond coupon payable		73,762
Deferred rent		1,197
Total Liabilities		303,113
Subordinated Borrowings		1,150,000
Member's Equity		314,614
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,767,727

The accompanying notes are an integral part of this financial statement.

Torino Capital, LLC
Consolidated Statement of Operations
For the Year Ended December 31, 2016

Revenue	
Trading profits	$ 3,552,580
Other income	35,385
Total Revenue	3,587,965
Expenses	
Commission, salaries and benefits	2,129,505
Rent expense	140,516
Market research costs	288,864
Clearance charges	417,023
Travel and entertainment	128,042
Professional fees	239,073
Subordinated loan interest expense	30,000
Depreciation and amortization	26,582
Compliance	73,031
Consulting	53,725
General and administrative	191,495
Total Expenses	3,717,856
Net loss	$ (129,891)

The accompanying notes are an integral part of this financial statement.

Torino Capital, LLC
Consolidated Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

Balance - December 31, 2015	$	444,505
Net loss		(129,891)
Balance - December 31, 2016	$	314,614

The accompanying notes are an integral part of this financial statement.

Torino Capital, LLC
Consolidated Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2016

Subordinated borrowing at January 1, 2016	$ 1,000,000
Increases:	
Issuance of subordinated note	150,000
Subordinated borrowings at December 31, 2016	$ 1,150,000

The accompanying notes are an integral part of this financial statement.

Torino Capital, LLC
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net loss	$ (129,891)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	26,582
Deferred rent amortization	(9,650)
Net change in operating assets and liabilitites:	
(Increase) in accounts receivable	(7,883)
Decrease in securities owned	183,009
(Increase) in due from clearing brokers	(115,790)
(Increase) in bond coupon receivable	(2,756)
(Increase) in prepaid expenses	(52,487)
(Increase) in clearing deposits	(250,000)
Decrease in trading deposit	205,940
(Increase) in rental security deposits	(77,484)
Increase in accounts payable and accrued expenses	64,153
(Decrease) in commissions payable	(40,978)
Increase in bond coupon payable	73,762
Net cash used in operating activities	(133,473)
Cash flows from investing activities:	
Acquisition of premises and equipment	(19,370)
Cash flows from financing activities:	
Proceeds from issuance of subordinated note	150,000
Decrease in cash	(2,843)
Cash, December 31, 2015	4,416
Cash, December 31, 2016	$ 1,573
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ 30,000

The accompanying notes are an integral part of this financial statement.

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

Torino Capital, LLC and its wholly-owned subsidiary (together, the Company) is a New York-based broker-dealer offering broad-based product expertise and execution in emerging markets, high yield and investment grade fixed income products, as well as in foreign exchange, equity, local markets, derivatives and structured products globally. The Company is a wholly-owned subsidiary of Torino Capital Group, LLC. During 2016, the Company formed a wholly-owned subsidiary, Torino Capital, S.A. (a South American corporation), which operates in the same capacity with Torino Capital, LLC.

The Company is registered with the Security and Exchange Commission (SEC), and a member of Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

(b) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Torino Capital, LLC and its wholly-owned subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

(c) CLEARING AGREEMENT

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

(d) ACCOUNTING BASIS

The consolidated financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(e) USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(g) PREMISES AND EQUIPMENT, NET

Premises and equipment are recorded at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets ranging from three to seven years.

(h) INCOME TAXES

The Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no provision has been made in the accompanying consolidated financial statements. The sole member reports the income or loss from the Company on his own income tax returns.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files information tax returns in the U.S. Federal jurisdiction and various states. The Company has no open years prior to 2013 and believes that its underlying tax positions are fully supportable at both the Federal and State levels.

(i) SECURITIES VALUATION AND REVENUE RECOGNITION

The Company records proprietary transactions, commission revenue and related clearing expenses on a trade-date basis. Interest and dividend income are recognized in the period earned.

The Company values its securities positions in accordance with the "Fair Value Measurements" standard. Under this standard, fair value is defined as the prices that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

(j) SUBSEQUENT EVENTS

For the period ended December 31, 2016, the Company has evaluated subsequent events for potential recognition or disclosure through February 21, 2017, the date the consolidated financial statements were available for issuance.

Note 2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2016, the Company had net capital and net capital requirements of $180,532 and $250,000, respectively, which was a deficiency of $69,468. This deficiency was discovered on February 3, 2017 and the Company filed a Member's Financial Notification to FINRA as required by SEA Rule 17a11(c)(1) on February 15, 2017. The date range span the deficiency occurred was from December 15, 2016 through February 7, 2017. The deficiency was caused by an arbitration case the Company is in with their prior clearing company. The Company was waiting to see if they had access to the funds and waited on guidance from FINRA. To correct this deficiency, the Company took immediate steps to receive a $100,000 capital contribution, showing the funds being received on February 8, 2017.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2016, the Company's net capital ratio was 1.70 to 1.

Note 3. DUE FROM CLEARING BROKERS

The Company is an introducing broker that clears its customer securities transactions through its clearing brokers on a fully disclosed basis. The Company pays its clearing brokers fixed ticket charges for clearing its transactions and other expenses such as foreign transaction fees. At December 31, 2016, $975,968 is receivable from the clearing broker consisting primarily of credit balances in the Company's principal accounts along with commissions due on transactions, net of expenses the Company owes to its clearing brokers.

Note 4. SECURITIES OWNED

As of December 31, 2016, securities owned consist of the following:

	Fair Value
Fixed income securities	$ 9,685

Note 5. CONCENTRATION OF RISK

In the normal course of business, the Company's activities through its clearing brokers involves the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market values of the securities change subsequent to year-end.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company maintains its cash at a reputable financial institution, which, at times, may exceed federally insured limits. The Company has not experienced any loss in this account and does not believe it is exposed to any significant credit risk on cash.

Note 6. PREMISES AND EQUIPMENT, NET

Premises and equipment as of December 31, 2016 consists of the following:

Leasehold improvements	$ 21,715
Computers and equipment	78,605
Furniture and fixtures	61,448
	161,768
Less: Accumulated depreciation and amortization	(104,963)
Premises and equipment, net	$ 56,805

Note 7. COMMITMENTS

The Company leases its office facility under a non-cancelable operating lease that expired in January 2017, and was not renewed.

In November 2016, the Company entered into 5-year and 1-month lease agreement starting February 1, 2017 and expiring February 28, 2022, with an annual rental rate of $216,660, subject to increases due to electricity or other adjustments. Future minimum lease payments for years ending December 31 are approximately as follows:

Year	Amount
2017	$ 198,605
2018	216,660
2019	216,660
2020	216,660
2021	216,660
Thereafter	36,110
	$ 1,101,355

In December 2016, the Company entered into a 14-month lease agreement for their new office in Caracas, Venezuela, with monthly installments of approximately $2,750.

Rent charged to expense for the Company's facilities for the year ended December 31, 2016 was approximately $140,516.

Note 8. CONTINGENCIES

The Company is currently involved in a FINRA arbitration proceeding with its former clearing company that alleges violations of its clearing agreement and is seeking substantial damages and injunctive relief. Management of the Company, after consultation with outside legal counsel, believes that the resolution of this arbitration will not result in any material adverse effect on the Company's consolidated financial position.

Note 9. SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2016, are listed in the following:

Subordinated note, 3 percent, due August 31, 2018	$ 1,000,000
Subordinated note, 3 percent, due December 31, 2019	150,000
Total subordinated borrowings	$ 1,150,000

The subordinated borrowings are with a related party and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention not to renew the secured demand note collateralizing agreements due on August 31, 2018 and December 31, 2019.

The fair value of subordinated borrowings is $1,150,000.

Note 10. EMPLOYEE RETIREMENT PLAN

The Company maintains a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers all eligible employees. Participants may contribute a pre-tax percentage of their salary as defined, subject to Internal Revenue Code limitations. The Company matches contributions on a discretionary basis as determined by the sole Member. The amount charged to expense for the plan for the year ended December 31, 2016 was $37,103.

Note 11. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Fair Value Measurements. The following table presents information about the Company's assets measured at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value	$ --	$9,685	$ --	$9,685

The Company had no transfers between Level 1 and Level 2 during the year ended December 31, 2016.

The Company's financial instruments, including cash, due from clearing brokers, other assets, payables, subordinated borrowings and other liabilities are carried at amounts that approximate fair value due to their short-term nature.

SUPPLEMENTARY INFORMATION

Torino Capital, LLC
Computation of Net Capital Pursuant to
SEC Uniform Net Capital Rule 15c3-1
December 31, 2016

Member's Equity	$	314,614
Add:		
Subordinated borrowings allowable in computation of net capital		1,150,000
Deductions/charges:		
Nonallowable assets:		
Premises and equipment, net		56,805
Receivables from non-customers		1,010,762
Other assets		212,934
Total debits		1,280,501
Net capital before haircuts		184,113
Haircuts on securities positions		581
Net Capital		183,532
Minimum requirements of 6-2/3% of aggregate indebtedness of $306,113 or SEC requirement of $250,000, whichever is greater		250,000
Deficiency in net capital	$	(66,468)
Aggregate Indebtedness:		
Accounts payable and accrued expenses	$	234,480
Commissions payable		67,436
Deferred rent		1,197
Total aggregate indebtedness	$	303,113
Ratio of Aggregate Indebtedness to Net Capital		1.70 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17a-5 as of December 31, 2016.

See Report of Independent Registered Public Accounting Firm on page 1.

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Torino Capital, LLC
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Torino Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Torino Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Torino Capital, LLC stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Torino Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Torino Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners LLC

New York, New York
February 21, 2017

Offices:
Maryland
New York City
Long Island
New Jersey

TORINO

Capital LLC

February 13, 2017

To Whom It May Concern,

As the CEO of Torino Capital LLC, I am responsible for complying with 17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. 15c3-3(k): 15c3-3(k)(2)(ii) the "exemption provision").

To the best of my knowledge and belief, I state the following:

1) I identified the following provisions of 17 C.F.R. 15c3-3(k) under which Torino Capital LLC, claimed an exemption from 17 C.F.R. 240.15c3-3: 15c3-3(k)(2)(ii) ("the exemption provision")
2) We met the identified exemption provisions from January 1, 2016 to December 2016 without exception.
3) Identification of exception during the fiscal year is not applicable.

Very truly yours,

Jorge A. Piedrahita
Chief Executive Officer
Torino Capital, LLC

800 Third Av. Floor 37, New York, NY 10022. Tel: 212- 661-2400 / Fax: 646-375-3190

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Torino Capital, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Torino Capital, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating Torino Capital, LLC's compliance with the applicable instructions of Form SIPC-7. Torino Capital, LLC's management is responsible for Torino Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cancelled checks), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules, working papers and general ledger entries noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Adeptus Partners LLC

New York, New York
February 21, 2017

Offices:
Maryland
New York City
Long Island
New Jersey

Torino Capital, LLC
Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) Pursuant to Rule 17a-5(e)(4)
For the Year Ended December 31, 2016

General Assessment	$	8,126
Less:		
Payment made with SIPC-6 on August 1, 2016		3,539
Remaining assessment balance due at December 31, 2016	$	4,587
Determination of SIPC net operating revenues and general assessment		
Total net revenue	$	3,250,300
General assessment @ .0025	$	8,126

See Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures on page 14.

TORINO CAPITAL, LLC

CONSOLIDATED FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITOR'S REPORTS

December 31, 2016

TORINO CAPITAL, LLC
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